Exhibit 3.46


                  Amendments to Bylaws of Public Storage, Inc.
              Adopted by the Board of Directors on November 7, 2002



         WHEREAS: The Board of Directors of this corporation considers it to be in the best interests of the corporation to increase the authorized number of directors of the corporation from ten (10) to eleven (11);

         WHEREAS: The corporation's Bylaws permit the Board of Directors to designate the number of directors of the corporation provided that such number is within the range of not less than eight (8) or more than fifteen (15); and

         WHEREAS: The Board of Directors of this corporation considers it to be in the best interests of this corporation to increase the flexibility of the Board of Directors to designate a chief executive officer of this corporation.

         NOW, THEREFORE, BE IT RESOLVED: That the second sentence of Section 3 of Article IV of the corporation's Bylaws is hereby amended to read as follows:

                  "The exact number of directors shall be eleven (11) until changed within the limits specified above, by a bylaw amending this section 3, duly adopted by the board of directors or by the shareholders."

         RESOLVED FURTHER: That the last sentence of Section 6 of Article VI and the last sentence of Section 7 of Article VI of the corporation's Bylaws is hereby amended to read as follows:

                  "The chief executive officer of the corporation shall be such officer of the corporation as may be determined by the board of directors."

                                       1